METZGER & McDONALD PLLC
                 (formerly Prager, Metzger & Kroemer PLLC)
                  A PROFESSIONAL LIMITED LIABILITY COMPANY
                     ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger      3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030  Dallas, Texas 75219-5133      Facsimile 214-224-7555
SMETZGER@PMKLAW.COM             214-969-7600                      214-523-3838
                               WWW.PMKLAW.COM                     214-969-7635


                              January 6, 2009

Via EDGAR


The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:  JoAnna Lam, Staff Accountant
       Ronald Winfrey, Petroleum Engineer
       Karl Hiller, Branch Chief Division of Corporation Finance

Re:    Spindletop Oil & Gas Co. (Commission File No. 000-18774;
       CIK No. 0000867038) - Form 10-K/A for the fiscal year ended December 31, 2007

Lady and Gentlemen:

On behalf of Spindletop Oil & Gas Co., a Texas corporation (the (Company() this letter is being filed as a supplemental letter uploaded on the EDGAR system in further response to a letter of comments of the Staff of the Securities and Exchange Commission dated November 26, 2008 and a telephone call of additional comments and suggestions from Karl Hiller, Branch Chief and JoAnna Lam, Staff Accountant on January 6, 2009 to the undersigned (collectively, the (Staff Comments(). In response to that remaining comment, the Company is filing an abbreviated Amendment No. 2 to Form 10-K which includes a coverpage, an explanatory note, amended Item 9A(T), first paragraph, signature page and certifications. Such filing is in further response to Comment/Observation No. 1 from the Staff Comments including comment letter dated November 26, 2008.

This letter and such abbreviated Amendment No. 2 to Form 10-K are being filed under the EDGAR system in direct response to the Staff Comments. If you would like to discuss any item concerning the referenced matter or included in this letter or abbreviated Amendment No. 2 to Form 10-K, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

                                       Very truly yours,

                                       /s/ Steven C. Metzger

                                       Steven C. Metzger


cc:    Spindletop Oil & Gas Co.
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